650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

November 12, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Jan Woo

Melissa Kindelan

Kathleen Collins

Re:	Roblox Corporation

Draft Registration Statement on Form S-1

Submitted October 9, 2020

CIK No. 0001315098

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 5, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on October 9, 2020), all page references herein correspond to the Revised Registration Statement.

AUSTIN    BEIJING        BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

November 12, 2020

Draft Registration Statement on Form S-1 Confidentially Submitted on October 9, 2020 Cover Page

1.

We note that Mr. Baszucki and his affiliates will hold all outstanding shares of your Class B common stock following the offering. Please tell us if, after the offering, the company will be a “controlled company” under the definition of the stock exchange on which you plan to list your Class A common stock. If so, disclose this fact on the cover page and include appropriate risk factor disclosure, including a discussion of whether you intend to take advantage of any exemptions from the corporate governance rules that are available to a controlled company.

The Company respectfully advises the Staff that the Company will qualify as a “controlled company” under the applicable rules of the New York Stock Exchange on which the Company plans to list its Class A common stock. However, the Company does not intend to rely on the exemptions from the corporate governance rules that are available to a controlled company. The Company has updated the disclosure on the prospectus cover page and pages 9 and 61 of the Revised Registration Statement to clarify that it does not intend to rely upon such exemptions.

Prospectus Summary, page 1

2.

You state that as of June 30, 2020 there were over 15 million experiences on Roblox. You also refer to over 5 million developers and creators and state that over 850 developers earned $10,000 and over 200 creators earned over $100,000 during the 12 months ended June 30, 2020. Lastly, you state that your human review team evaluated over 40 million assets during the six months ended June 30, 2020. Please revise here to define what you mean by the terms experience, developer, creator and assets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 6 of the Revised Registration Statement to provide definitions for the terms experience, developer, creator and assets.

Risk Factors

The success of our business model is contingent upon our ability…., page 24

3.	Please disclose the percentage of your users who are under the age of 13.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Revised Registration Statement to disclose the percentage of users who are under the age of 13.

Securities and Exchange Commission

November 12, 2020

Dilution, page 74

4.

Please provide us with your calculations that support the ($258) historical net tangible book value at June 30, 2020. Also, it appears that your historical per share book value is calculated based on the pro forma number of outstanding Class A shares. Please explain why or revise your disclosures as necessary.

The Company respectfully advises the Staff that calculations made to support the $(258 million) historical net tangible book value at June 30, 2020 consists of total assets less net intangible assets, total liabilities, and the value of total convertible preferred stock. The Company uses the values presented on Consolidated Balance Sheets as of June 30, 2020, for its calculation in the Registration Statement.

The Company further advises the Staff that its historical per share book value has been revised on page 74 of the Revised Registration Statement to base such value on historical shares of all common stock outstanding in response to the comment.

Non-GAAP Financial Measures, page 79

5.

Please revise to remove the adjustments for change in deferred revenue and change in deferred costs of revenue from your Adjusted EBITDA measure as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 16, 17, 78, 79, 80, 86, 90,106 and 118 of the Revised Registration Statement to remove Adjusted EBITDA as a non-GAAP financial measure.

6.

We note that you present free cash flows without presenting the most directly comparable GAAP measure with equal or greater prominence. Please revise to include operating cash flow in your Selected Consolidated Financial and Other Data table. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 78, and 79 of the Revised Registration Statement to include operating cash flow in its Selected Consolidated Financial and Other Data table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 84

7.

You state that earned Robux can be converted into U.S. dollars at an exchange rate of 1 Robux to $0.0035. Please revise to clarify, if true, that if Robux are instead reinvested in creator tools or used to purchase goods in other user worlds, such amounts are also valued at a similar exchange rate. Also, explain how the exchange rate was determined and clarify whether it is subject to change and, if so, how and when. Similar revisions should be made in your Business section disclosures.

Securities and Exchange Commission

November 12, 2020

The Company supplementally advises the Staff that Robux is a virtual currency that the Company offers to facilitate transactions on its platform between users, developers and creators as disclosed in the Registration Statement. Robux has a consistent value across the Roblox Platform. Individual developers and creators determine how much to charge in Robux for access to their experiences, experience-specific enhancements, items or developer content and tools, but all parties who wish to convert Robux into U.S. dollars do so at the same exchange rate.

The Company has discretion to determine the exchange rate at which Robux is converted into U.S. dollars or other currency. The value of Robux is not correlated to the overall performance of the Company. There is no predetermined supply of Robux which could drive changes to demand for Robux or a corresponding change in the exchange rate. Though it has in the past immaterially changed its exchange rate and retains the ability to do so at any time, Roblox does not regularly assess or evaluate the exchange rate and does not anticipate revising it further in the short term.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Registration Statement to clarify that Robux are valued at the same exchange rate whether converted into U.S dollars or other currencies, or reinvested on the Roblox Platform, and that the rate is subject to change at any time in the sole discretion of Roblox.

Comparison of the six months ended June 30, 2019 and 2020

Revenue, page 99

8.

You indicate that the changes in revenues between the six months ended June 30, 2019 and June 30, 2020 and the year ended December 31, 2018 and December 31, 2019 were due to an expansion of your user base. Please tell us the number of paying users for each period presented. Considering you generate substantially all of your revenue from paying users, please revise to include this information or explain why you do not consider this to be a key performance measure in analyzing your revenue. At a minimum, include a discussion here of the increase for each period in the number of paying users as well as the percentage of the increase attributable to new paying users versus existing paying users. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company supplementally advises the Staff that it does not consider “paying users” to be a key performance measure as its focus is primarily on the growth of its users and engagement, as measured by DAUs and hours engaged, respectively. Management focuses on supporting the Company’s whole user community, the vast majority of which explore the Roblox Platform for free, and the Company’s developer and creator community, and believes that through the expansion of these two communities the Company may ultimately derive more payers. Additionally, because the Company’s revenue recognition period is currently 23 months, revenue and trends related to revenue in a given any period may differ from, and are not indicative of, those of paying users in the same period. In consideration of the Staff’s comments, the Company has updated the language on pages 100 and 103 to discuss the changes in the number of paying users for each period presented, as well as the increase for each period in the number of paying users and the percentage of the increase attributable to new paying users versus existing paying users.

Securities and Exchange Commission

November 12, 2020

Business

Overview, page 121

9.

We note references to both Dev Services and Roblox Services in Section 5 of the Roblox Terms of Use available on your website. Please clarify for us the difference between these services and revise your disclosures as necessary.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Roblox Terms of Use, among other things, governs the terms and conditions of payment of Robux on the Roblox Platform by users for services from other developers and creators or from Roblox itself. “Dev Services” as specified in the Roblox Terms of Use entail the specified services that allow developers and creators to be paid in Robux by users and track the four mechanisms as specified on page 84 of the Revised Registration Statement consisting of earning Robux for (i) access to the developer’s and creator’s experiences and enhancements in their experiences; (ii) the amount of time that Premium subscribers spend in the developer’s experiences; (iii) the sale of content and tools between developers; and (iv) the sale of items to users through the avatar Marketplace.

As defined in the Roblox Terms of Use, “Roblox Services” entail any other services that a user pays Robux directly to Roblox (i.e. that are not Dev Services). Such services currently include, for example, the sale of content and tools that Roblox may have created and the sale of items to users that Roblox originally created for the Avatar Marketplace. Roblox created such content, tools and avatar items as legacy items, but now focuses primarily on developer and creator generated content for these items. The Company respectfully advises the Staff that the Robux purchases for these services directly from Roblox are no longer a focus area for the Company, and the Company has added disclosure to page 117 of the Revised Registration Statement to note this fact.

China Joint Venture, page 148

10.

Please briefly describe the PRC regulatory requirements Tencent that must meet in order to operate Luobulesi in China and provide an approximate timeframe for when you expect Luobulesi will begin operations in China.

The Company supplementally advises the Staff that Tencent must receive a publishing license from the National Radio and Television Administration of the Chinese government that entails a review of the content of Luobulesi to confirm that such content is not in contravention with the requirements of Chinese law. The Company does not have visibility on the expected issuance date for this license at this point in time as the Company’s understanding is that the applicable rules do not specify any particular time period in which the Chinese government is required to act on a license application.

Securities and Exchange Commission

November 12, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 130 of the Revised Registration Statement to disclose that the aforementioned details regarding the Chinese regulatory requirements and that there is no known timeline.

Certain Relationships and Related Party Transactions, page 160

11.

We note that Anthony P. Lee, a member of your board of directors, is affiliated with Altos Ventures Management, which beneficially owns 24.1% of your Class A common stock. Please disclose whether Anthony Lee was appointed to the board in connection with any shareholder agreement and whether he will continue to serve as a director after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Revised Registration Statement to disclose that Mr. Lee was appointed to the board in connection with a voting agreement, and he will continue to serve as a director after the offering.

Principal and Selling Stockholders, page 166

12.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Index Ventures.

In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Revised Registration Statement to disclose the natural persons who exercise voting and dispositive power with respect to the securities owned by the entities affiliated with Index Ventures.

Description of Capital Stock

Exclusive Jurisdiction, page 175

13.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Revised Registration Statement to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission

November 12, 2020

Note 1. Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

14.

We note you offer Roblox Premiums subscriptions that include discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items and the ability to buy, sell, and trade certain Avatar items. Please tell us how you account for these items. Describe for us the terms of these arrangements including any cancellation provisions. Also tell us the amount of revenue earned from your subscriptions for each period presented and to the extent material, revise here to include a discussion of these arrangements.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that Roblox Premium is a monthly Robux subscription wherein the user can subscribe to receive a stated amount of Robux each month in addition to the user receiving other various benefits outlined in the Staff’s comment. The user will receive the amount of Robux that is advertised with the premium subscription on the first day the subscription is purchased (or the first day of each subsequent subscription month). The user can cancel Roblox Premium at any time, and once cancelled, the user will not be charged for any subsequent billing periods. Once cancelled, the user will no longer have access to the benefits outlined in the Staff’s comment (access to exclusive in-experience benefits, exclusive and discounted marketplace items, and the ability to buy, sell, and trade certain avatar items), but will continue to have access to the Robux accumulated in their account and any virtual items purchased with the Robux to enhance the user’s online experience.

Roblox does not offer on a standalone basis premium subscription benefits described in the Staff’s comment and the preponderance of the value that the Company’s users receive from Roblox Premium subscriptions is from the monthly Robux received as part of the subscription. If the rights to receive in-experience benefits, exclusive and discounted marketplace items, and the ability to buy, sell and trade certain avatar items were deemed to be a distinct service (i.e., a separate performance obligation) and allocated a portion of the total transaction price, the amount allocated would be highly immaterial. Accordingly, the Company believes that the nature of the Roblox Premium subscription is similar to the sale of virtual currency and have concluded that its promise to the Company’s users is to continue to make available the virtual currency, associated virtual goods, and on-line gaming experience (which is collectively a single performance obligation, comprised of an integrated and enhanced on-line gaming experience) over the time period for which the user is estimated to access the Roblox Platform. Therefore, the Company recognizes revenue earned from each purchase ratably over an average lifetime of the user.

The nature, timing and risk of cash flows for Roblox Premium subscription revenue is not different from the sale of Robux and therefore does not warrant disaggregation in the Company’s financial statements. Additionally, the Company respectfully advises the Staff that subscription revenue is less than 10% of total revenue, and thus is not significant to the Company’s total revenue for the periods contained in the Revised Registration Statement.

Securities and Exchange Commission

November 12, 2020

15.

Please tell us how you determined that your obligations to make available the virtual currency, associated virtual good, and the online experience are one performance obligation and expand your disclosures accordingly. Also, explain how you determined that an obligation exists at the time the virtual currency is purchased rather than when such currency is used to purchase the virtual good that is used in the online experience. Lastly, tell us the average time between when virtual currency is purchased and when it is converted into a virtual good. Refer to ASC 606-10-25-19 through 25-22.

The Company respectfully advises the Staff that for the sale of virtual currency for which the Company receives cash consideration, the Company concluded that the promise to the Company’s users is providing a service of making its goods and services (that is, the virtual currency, associated virtual goods, and on-line gaming experience) available to the Company’s customers to use as and when the customer decides. While many of the Company’s experiences are provided for free, the Company’s users receive an enhanced gaming experience when they purchase its virtual currency, Robux, to be used for services and goods within the Roblox Platform. The Company believes the enhanced gaming experience commences once a user purchases virtual currency as they then have the ability to evaluate specific services and virtual goods to purchase and interact in the Roblox Platform as a Robux holder (whereby they can purchase virtual goods without entering into a monetary transaction with the Company). This user benefit begins once they purchase its virtual currency. Further, it is only once the Company obtains consideration from a user that the Company is implicitly required to maintain the Roblox Platform that provides the enhanced gaming experience, which the Company starts transferring to the user at the time the virtual currency is acquired. Therefore, the Company concluded that its stand-ready obligation to provide integrated and enhanced online gaming experience over the time period for which the user is estimated to access the Roblox Platform commences once they purchase its virtual currency.

In reaching this conclusion, the Company considered the guidance outlined in ASC 606-10-25-19 through 25-21 in determining whether a promised good or service (or a bundle of goods and services) is distinct. Specifically, the Company considered if holding virtual currency provides a benefit that is distinct from holding a virtual good.

ASC 606-10-25-19 states the following:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

1. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and

2. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

Securities and Exchange Commission

November 12, 2020

Both of these criteria must be met to conclude that the good or service is distinct. If these criteria are met, the individual good or service must be accounted for as a separate unit of accounting (i.e., a performance obligation).

ASC 606-10-25-20 provides clarity on this first criterion:

“A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.”

The Company also considered the three indicators provided in ASC 606-10-25-21 to determine whether the nature of the Company’s promise to the customer is to transfer (a) multiple goods or services or (b) a combined item that comprises the multiple promised goods or services in the contract. These indicators revolve around whether there is a two-way dependency between the promised goods and services and whether there is significant integration and customization or modification.

The Company has concluded that its promise to users is to provide an enhanced integrated gaming experience that includes access to games on its human co-experience platform (the “Roblox Platform”), holding and using virtual currency (Robux), and acquiring, using and holding virtual goods. All of this is enabled through the Company’s controlled platform that includes all of the technology that was developed in the Roblox Platform. The Company has implicitly promised to provide hosting services (i.e., hosting of the technology that allows the integrated gaming experience to transfer to users) after the Company’s users purchase virtual currency (Robux) from us. The Company concluded that the virtual currency, associated virtual goods, and on-line gaming experience are not distinct as all are elements of the gaming experience that is provided through the Roblox Platform and therefore, represent a combined single performance obligation that begins to transfer to the user once they purchase its virtual currency.

The Company commences revenue recognition associated with its single performance obligation at the time the virtual currency is purchased. A significant amount of users purchase a virtual good to enhance their online experience on the same day the purchase of virtual currency was made. The Company reviewed the average time between when virtual currency is purchased and when it is converted into a virtual good and identified that for a user’s purchase of Robux more than 90% of users initial redemption is on the date of purchase. For the remaining purchases, if the Company were to start recognizing revenue from time that the virtual currency is used to purchase the virtual goods, the impact to recorded revenue would be less than 0.1%. Accordingly, if our accounting policy were different (i.e., waiting until virtual currency was redeemed to commence revenue recognition) the Company determined there would not be a material impact to the Company’s financial statements.

Securities and Exchange Commission

November 12, 2020

16.

Please explain to us why revenue is recognized over the average lifetime of a paying user rather than over the average life of a specific game or virtual good. In your response, tell us and revise your disclosures as necessary to address the following:

•	Whether a virtual good can be used across multiple games or whether such good is limited to a specific game or developer;

•	Whether virtual goods are generally purchased within only a few games; and

•	How you consider the nature of the good (e.g. consumable or durable) in determining the period of recognition.

The Company respectfully advises the Staff that an integral part of the on-line experience for the Company’s users is the ability to rapidly move virtual goods across multiple games and Developers.

Virtual goods created by either Roblox or a developer are generally purchased and used across most experiences on the Roblox Platform and are not purchased only within a few games. This aspect of the Company’s strategy is critical to the success of the Roblox Platform. Accordingly, its promise to provide an enhanced gaming experience is not associated with a single game or developer but rather relates to the entire platform. The Company therefore does not believe recognizing revenue over the life of a particular game would be an appropriate measure of progress as it would not accurately depict the Company’s progress towards complete satisfaction of its performance obligation. This is because the Company’s obligation is to provide access to its integrated gaming platform with numerous experiences rather than a particular game or games.

With regards to recognizing revenue over the life of a good, the Company respectfully advises the Staff that it does not have sufficient discrete information related to determining whether purchases from payment processors are a consumable virtual good or a durable virtual good as its systems do not track data associated with the conversion of virtual currency (Robux) into virtual goods, purchases and uses of different types of virtual goods. The Company believes that the lack of adequate information should not, in and of itself, preclude the selection of a particular accounting policy. In reaching this conclusion, the Company considered Ernst & Young and Deloitte interpretive guidance, which are consistent with its view. Ernst & Young stated within its Technical Line Recognizing revenue on the sale of virtual goods (dated March 22, 2012), in part:

A publisher may have an accounting policy that specifically identifies a particular model but does not yet have the data to appropriately apply that method to a particular game. For example, a publisher may initially select the item based revenue model (IBRM) as its policy but it does not have data on the characteristics of the virtual goods for a particular

Securities and Exchange Commission

November 12, 2020

game, although data is available on average paying player life. As a result, the publisher would initially base its estimation of revenue recognition for this game on the most detailed estimate of the delivery obligation period available, which would be the user-based revenue model (UBRM) in this example. When sufficient data on the characteristics of the virtual goods subsequently becomes available, the publisher would refine its estimate of the delivery obligation period, in accordance with its stated policy. The refined estimate would result in a change from the UBRM to the IBRM. In such situations, we believe the change in the revenue recognition method resulting from the refined method is a change in an accounting estimate rather than a voluntary change in accounting principle.

Deloitte’s Technology Spotlight Recognizing Revenue from Sales in a Virtual World (dated May 2013) states, in part:

The existence of sufficient reliable historical information may influence an entity’s determination of the appropriate accounting policy because the entity may be required to recognize revenue over a user’s or game’s life when the life of the virtual good cannot be determined or reasonably estimated. However, an entity’s lack of systems and processes to track readily available information should not, in and of itself, dictate its accounting policy. If an entity determines that the most appropriate method for recognizing revenue is over the life of a virtual good, the entity would need to make a reasonable effort to establish systems and processes for tracking the necessary information to support such a policy. The entity should only use another method when the available information does not enable it to determine or reasonably estimate the life of the virtual good.

Based on the above, the Company has concluded that recognizing revenue over the life of a user is an appropriate measure of progress that depicts the satisfaction of the Company’s performance obligation.

In response to the Staff’s comment, the Company expanded its disclosures in the Revised Registration Statement on page F-11 to describe the classification of virtual goods within the Roblox Platform and the impact on the Company’s revenue recognition policy.

17.

Please tell us how you determined that revenue from virtual goods provided to users should be recorded on a gross basis and revise your disclosures as necessary. Specifically discuss how you considered the terms of use agreed to with developers. In this regard, it appears from Section 5 of your Terms of Use Agreements available on your website that users are acquiring services from developers, the terms of the transaction is between users and developers with the company acting as a facilitator, the company is not responsible for resolving disputes between users and developers and the company may deduct Robux from developers to resolve issues. Refer to ASC 606-10-55-36 through 55-40.

Securities and Exchange Commission

November 12, 2020

The Company respectfully advises the Staff that the Company concluded that it was the principal in the transactions because it controls the integrated gaming experience that is provided to the users. As noted in the response to the Staff’s Comment 15, the nature of the Company’s promise to the user is to provide an integrated gaming experience whereby users hold and use virtual currency (Robux) that can purchase virtual goods that can (and are designed to) be used across multiple games contributed by multiple developers. That is, the promised good or service in a contract with a user is the enhanced integrated gaming experience. The Company transfers this promised service to the user itself as a principal rather than arranging for a third party (e.g., a developer) to transfer the promised service. Said another way, the Company could not (and does not) satisfy its obligation to users by arranging for developers to transfer a gaming experience to a user. This is because the promised service is not an enhanced gaming experience for one game (or games from one developer) but rather an enhanced experience across all games made available on the Roblox Platform whereby virtual currency and goods can be used to enhance an experience on many games available on the Roblox Platform.

To satisfy the obligation to users, the Company obtains control of content from developers and integrates it in the Roblox Platform. The Company’s agreements with developers allows the Company to integrate the developer content into the Roblox Platform and use the content in connection with providing the enhanced gaming experience to users. The Company’s obligation is not dependent on any developer and once it receives content from a developer it has a perpetual license to host and integrate the content in the online experience that it delivers to the user. In addition, a developer does not need to provide any future services, content, or updates for the Company to continue to provide users with the enhanced online experience. The Company therefore has concluded the Company is the principal in the arrangement to provide the enhanced gaming experience to the Company’s users.

In arriving at its conclusion, the Company specifically considered the guidance in ASC 606-10-55-36 through 55-40. The Company first considered the guidance in ASC 606-10-55-37A which states:

“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.

A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

Securities and Exchange Commission

November 12, 2020

The Company took into consideration the language and legal structure as outlined in the Terms of Use Agreement. Users of Roblox do not have the right to take possession of the Company’s software as it is directly hosted by Roblox, and therefore access to the software is on demand through the Roblox Platform. The Company believes the nature of its promise is to provide a significant service of integration – that is, an integrated gaming and virtual experience to the Company’s users. The majority of the Company’s experiences (games and social hangouts) are created by developers. The Company has proprietary rights to and control all content that is created by developers on Roblox and can, at its discretion, remove any games, social hangouts and groups, or virtual goods, without prior notice to developers. The Company provides the service of significantly integrating the virtual content created by developers with content created by Roblox or by other developers. For example, virtual goods created by a developer and purchased by a user can be used within games and within other content created by Roblox or other developers. This is because the Company integrates the developer content into out platform and use the content from all developers to transfer a single integrated enhance gaming experience to the Company’s users. Although the Company believes the Company controls the developer content through the Company’s developer agreements (and therefore obtain control of an asset before the promised service is transferred to users (consistent with 606-10-55-37A(a)), the Company also believes the Company performed a significant service of integrating developer content (all developer content) into the Roblox Platform that is transferred to the Company’s users as a single promised service of an enhanced gaming experience (consistent with 606-10-55-37A(c)).

Notwithstanding the above, the Company also assessed the indicators in ASC 606-10-55-39 to support its conclusion as follows:

•

Fulfillment: The Company is the party to host the Roblox platform and provides to the user a service (the “Roblox Experience”). The virtual currency (Robux), avatar, games, and virtual goods are all part of that overall user experience. The Company has the right to stop hosting Roblox, at which point the Roblox Platform would not be accessible to any of the Company’s users or developers. The Company has concluded the Company controls all gaming experiences (whether created by developers or by the Company) provided to users and therefore are the principal to the User (our customer) whereby the Company uses content created by developers, together with content created by Roblox, to provide users gaming experiences in the Roblox Platform. The service involves maintenance of the website (or app) that provides the ability for users to transact using virtual currency and access to the Roblox Platform to play games and interact with other users. All platform content whether through the app, web, or thin client download is hosted and delivered to the users by Roblox. The Company continuously updates and makes changes to its platform (app) at its discretion; platform enhancements (including updates to Roblox Studio) are automatically deployed when they are

Securities and Exchange Commission

November 12, 2020

ready and are available to all users. Additionally, the Company maintains a customer support service regarding its platform. Customers regularly contact the Roblox customer support service when there are any issues with delivery of Robux or service issues within the Roblox Experience.

•

Pricing: While the Company’s developers determine the number of Robux that users will pay to access content, the Company has full latitude in pricing, including determining the exchange rate of Robux and full discretion over the amount that the Company retains from each transaction for fulfilling its promise to the Company’s customers.

•

Inventory risk: If there are issues with Robux or the Roblox Experience, the Company’s users will almost always contact the Roblox customer support service team for resolution. In addition, chargebacks received by the distribution channels are also the responsibility of Roblox and thus, virtual currency is not recouped from Developers.

In reaching its conclusion, the Company also considered its Terms of Use Agreement with its users and developers. Certain aspects of the Company’s Terms of Use Agreement might suggest that it acts as a facilitator in transactions between the Company’s developers and users and that the Company’s users acquire services from the developer, but the Terms of Use Agreement is acting as legal terms and conditions for governing certain aspects of the relationship between the developers and users, such as first level disputes. As previously discussed above, the Company unilaterally controls all content on its platform, including developer games, and controls the ability of the Company’s users to experience and interact with the overall Roblox Experience. The nature of the promise the Company makes to the Company’s users is to provide an integrated gaming experience, not access to an individual virtual good or developer game. As a result, the Company’s customers view that the Company is primarily responsible for delivering the integrated experience. Developers generally cannot unilaterally upload content to the Roblox Platform without a rigorous approval process. Additionally, while the Company’s Terms of Use Agreement indicates that users should first attempt to resolve disputes with developers in the case where the users used Robux to acquire services or virtual items from developers, the Company intervenes and takes action to resolve substantially all user and developer disputes. In practice, the Company’s users contact it directly and it resolves substantially all issues without the help of the Company’s developers. Further, any action taken by the Company is final and the Company unilaterally controls the ability of the Company’s users and developers to continue to access the Roblox Platform.

Therefore, the Company recognizes revenue for the sale of its service on a gross basis and recognize separately the cost of content created by developers, who act as the Company’s vendors.

In response to the Staff’s comment, the Company expanded its disclosures on page F-12 of the Revised Registration Statement to further describe why revenue from virtual goods provided to users should be recorded on a gross basis.

Securities and Exchange Commission

November 12, 2020

18.	Please tell us and expand your disclosures to explain how you determined you are the principal in the arrangements with the third-party online distribution channels and include your related policy.

In determining the principal in the arrangement with the third-party online distribution channels, the Company considered ASC 606-10-55-37A, which states:

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.

A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

The Company controls content that is used to deliver an enhanced and integrated gaming experience to the Company’s users. The Company’s online distribution channel partners do not obtain control of the enhanced experience before it is transferred to the Company’s users. Therefore, the Company concluded that it is the principal when third-party online distribution channels are involved.

As part of reaching this conclusion, the Company also considered ASC 606-10-55-39 which has the following indicators:

1.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service to the customer…

2.	The entity has inventory risk before the specified good or service is transferred to the customer or after transfer of control to the customer (e.g., if the customer has a right of return) …

3.	The entity has discretion in establishing the price for the specified good or service...

Securities and Exchange Commission

November 12, 2020

In determining the entity that is primarily responsible for delivering the Roblox Experience to the paying user the Company considered ASC 606-10-55-39 which states “The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.” In addition, the Company considered the facts below in making its determination.

The Company is the party to host the Roblox Platform and provides to the user the Roblox Experience. The virtual currency (Robux), avatar, games, and virtual goods are all part of that overall user experience. The service involves maintenance of the website (or app) that provides the ability for users to transact using virtual currency and access to the Roblox Platform to play games and interact with other users. All platform content whether through the app, web, or thin client download is hosted and delivered to the users by Roblox. The Company continuously updates and makes changes to Roblox Platform (app) at its discretion; Roblox Platform enhancements (including updates to Roblox Studio) are automatically deployed when they are ready and are available to all users.

Additionally, the Company maintains a customer support service regarding Roblox Platform. Customers regularly contact the Roblox customer support service when there are any issues with delivery of Robux or service issues within the Roblox Experience.

Based on the above factors, the Company concluded that Roblox is the primary entity responsible for fulfilling the Roblox Experience to the customer.

The Company also considered which entity has inventory risk after the service is transferred to the customer. While the Company does not have any inventory in the traditional sense, as discussed above, if there are issues with the Robux or Roblox Experience, the end user will contact the Roblox customer support service team for resolution. In addition, chargebacks received by the distribution channels are also the responsibility of Roblox.

Lastly the Company considered which entity has discretion in establishing the price for Robux and noted that Roblox sets the price of Robux purchased through desktop, mobile app, or prepaid cards.

To reach this conclusion, the Company evaluated its contractual agreements with its third-party distribution channel partners. The Company’s service level agreements clearly indicate that its third-party distribution channel partners are not responsible for delivering the integrated online experience, which the Company has promised to the Company’s users. At no point does the third-party distribution channel obtain control of the Company’s integrated service before it is transferred to users, and the function of the channel partner is solely a marketplace that provides initial access to users of the Roblox Platform. The nature of the promise that the Company makes to the Company’s users and the fulfillment of that promise does not change when third-party distribution channel partners are involved in the transaction.

Securities and Exchange Commission

November 12, 2020

The Company concluded that it was the principal in the transaction with the end user based on the considerations discussed above.

In response to the Staff’s comment, the Company expanded its disclosures in the Revised Registration Statement on page F-12 to further describe the Company’s determination that it is the principal in the arrangements with its third-party online distribution channels.

Deferred Cost of Revenue, page F-12

19.

Please clarify whether there are transactions for which payment processing fees incurred in subsequent sales are not commensurate with the fees incurred for an initial sale. If so, tell us how you account for such fees and expand your disclosures accordingly.

The Company respectfully advises the Staff that there are no transactions for which payment processing fees incurred in subsequent sales are not commensurate with the fees incurred for an initial sale. As a result, the Company accounts for all payment processing fees by amortizing them over the average lifetime of a paying user in proportion to the revenue recognized.

To reach this conclusion, the Company considered paragraph BC309 of ASU 2014-09, which states:

The Boards decided that an entity should amortize the asset recognized from the costs of obtaining and fulfilling a contract in accordance with the pattern of transfer of goods or services to which the asset relates. Respondents broadly agreed; however, some asked the Boards to clarify whether those goods or services could relate to future contracts. Consequently, the Boards clarified that in amortizing the asset in accordance with the transfer of goods or services to which the asset relates, those goods or services could be provided under a specifically anticipated (that is, future) contract. That conclusion is consistent with the notion of amortizing an asset over its useful life and with other standards. However, amortizing the asset over a longer period than the initial contract would not be appropriate in situations in which an entity pays a commission on a contract renewal that is commensurate with the commission paid on the initial contract. In that case, the acquisition costs from the initial contract do not relate to the subsequent contract.”

In response to the Staff’s comment, the Company expanded its disclosures on page F-12 of the Revised Registration Statement to clarify that the payment processing fees in subsequent sales are commensurate with the fees for initial sales.

Securities and Exchange Commission

November 12, 2020

Developer Exchange Fees, page F-14

20.

We note that developers and creators are able to exchange their accumulated earned Robux for real-world currency under certain conditions. Please revise here, and in the forepart of the filing, to include a discussion of the conditions under which Robux can be exchanged for real world currency. In addition, disclose your accounting policy for situations where a developer or creator is not permitted to exchange Robux for real-world currency.

The Company respectfully advises the Staff that in order to be considered eligible for the Developer Exchange Program, the developer must have earned at least 100,000 Robux, have a verified developer account, and have an account that is in good standing as determined by the Company.

Amounts relating to situations where a developer or creator is not permitted to exchange Robux for real-world currency are immaterial to the Company’s financial statements taken as a whole, and as such, the Company chose not to disclose the accounting policy for situations where a developer or creator is not permitted to exchange Robux for real-world currency.

In response to the Staff’s comment, the Company expanded its disclosures on page F-14 of the Revised Registration Statement to further describe the conditions under which Robux can be exchanged for real world currency.

Note 8. Stock-based Compensation, page F-25

21.

Please provide us with a breakdown of all stock-based compensation awards granted to date in fiscal 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

The Company respectfully advises the staff that the Company granted 23.3 million options and 2 million restricted stock units (“RSUs”) in 2020 through November 5, 2020. The Company has included the following chart which reflects the date of the option and RSU grants, the total options and RSUs granted, and the fair value of the underlying stock to value such awards.

(Share amounts in thousands) Date of Option Grant	Options Granted	Fair Value of Underlying Stock
1/19/2020	3,183	$4.61
1/24/2020	2,785	4.61
1/28/2020	176	4.61
5/06/2020	3,936	5.85
7/02/2020	2,725	6.86
7/29/2020	2,004	7.33
8/31/2020	8,460	7.92

Securities and Exchange Commission

November 12, 2020

Below the Company has described the chronological order of how the Company determined the valuation of its common stock, inclusive of each date a valuation was performed by an independent third-party, including significant fluctuations, and any intervening events within the Company or changes in its valuation assumptions and methodology:

June 30, 2019 Valuation:

On June 30, 2019, the Company performed a valuation of its common stock using an independent third-party specialist. In determining the appropriate valuation methodology, the Company performed an extensive review of the Company, its business, its management, financial performance, projections, capital structure, market and competitors, and the general economy. Based on its assessment, the Company utilized an income approach which involved estimating the discounted cash flow for the business by projecting the free cash flows each year, calculating a terminal value, and then discounting these cash flows back to a present value at an appropriate discount rate (taking into account the time value of money and the risk inherent in that business).

The AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation—Accounting and Valuation Guide (the “AICPA Practice Guide”) identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:

•

Option Pricing Method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment.

For the June 30, 2019 valuation, the Company has performed an OPM to allocate the enterprise value to multiple series of capital stock. The PWERM was not used because the Company considered estimating the probability and value of different liquidity events too speculative at the state in development of the Company. Based on its third-party valuation, the Company concluded that the fair value of its common stock was $3.22 based on the valuation methodology described above.

March 31, 2020 Valuation:

As mentioned in the Revised Registration Statement, in March 2020, the Company sold 23.7 million shares of Series G convertible preferred stock at a per share issuance price of $6.34. In addition, the purchasers of the Series G convertible preferred stock conducted a tender offer to acquire approximately 31.1 million shares of common and 24.0 million shares of convertible preferred stock from employees, former employees, and other existing investors. On March 31,

Securities and Exchange Commission

November 12, 2020

2020, the Company performed a valuation of its common stock using an independent third-party specialist and determined that the transactions above, involving the Company’s shares, were the best indications of fair value of the underlying stock. As such, 100% weight was given to the transactions in determining the fair value of the underlying stock by the independent third-party specialist. The AICPA Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date as described above. The PWERM was not used because the Company considered estimating the probability and value of different liquidity events too speculative at the state in development of the Company. As such, the OPM was used to allocate the enterprise value to multiple series of capital stock and the Company concluded that the valuation of common stock was $5.21 based on the methodologies described above.

September 30, 2020 Valuation:

On September 30, 2020, the Company performed a valuation of its common stock using an independent third-party specialist. In determining the appropriate valuation methodology, the Company performed an extensive review of the Company, its business, its management, financial performance, projections, capital structure, market and competitors, and the general economy. The Company used a combination of a market approach and income approach when concluding on the valuation of its common stock as of September 30, 2020. The Company utilized a PWERM, which incorporated aspects of the income approach and the market approach. The overall model incorporated two outcomes (initial public offering (“IPO”) and remain private scenarios). The equity value in the IPO scenario was estimated based on Roblox completing an IPO and allocating value as if all preferred shares will convert to Common Stock and all stock options outstanding as of the valuation date will be exercised. The Company applied a weighting of 35% to this scenario.

In the remain private scenario, the equity value was derived assuming that the Company would not complete an IPO and will remain privately-held. The Company utilized a combination of a market and income approach to derive the enterprise value of the organization and then applied an OPM to allocate the enterprise value in order to derive the value of its common stock. The Company applied 65.0% probability to this scenario.

Based on the valuation methodology described above, the Company concluded that the value of its common stock to be $8.45.

Changes in the Fair Values of Underlying Common Stock:

No single event caused the valuation of the common stock to fluctuate, but instead the valuation has steadily risen over time as the Company has grown. For example, total revenue continues to grow in each quarter in fiscal year 2020 compared to the previous quarter. Revenue increased by $238.8 million or 68% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The growth in revenue and the associated increase in the value of the Company’s common stock can be attributable to by an increase in Roblox’s operational performance, cash flows, and financial conditions primarily driven by the COVID-19 pandemic and an increased likelihood of achieving a liquidity event.

Securities and Exchange Commission

November 12, 2020

The assessments of the estimated fair value of the Company’s common stock were made by the Company’s Board of Directors (the “Board”), with assistance from management, for grants between the dates of the valuations and were based, in part, by considering several factors, including the following:

•	contemporaneous valuations of the Company’s common stock performed by independent third-party appraisers;

•	the Company’s actual operating results and financial performance;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and,

•	the lack of marketability of the Company’s common stock.

The dates of the valuations were not contemporaneous with the grant dates of the Company’s equity awards. At each grant date, the Board reviewed the events described above since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of equity awards made on dates for which there was no valuation available from an independent valuation specialist, the Board determined the fair value of the Company’s common stock on the date of grant based upon an interpolation of the immediately preceding valuation and immediately following valuation. The Company concluded that interpolation was reasonable given the steady increase in the fair value of the Company’s common stock over time and the lack of any single significant event that would cause the fair value to significantly change or fluctuate at any single point in time.

Subsequent to the interim balance sheet date of September 30, 2020, we granted 2,042,753 RSUs to certain employees and have disclosed the following on page F-34 in our Registration Statement in accordance with ASC 855-10-50-2.

General

22.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

November 12, 2020

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

* * * *

Securities and Exchange Commission

November 12, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke
Michael Coke

cc:	David Baszucki, Roblox Corporation

Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Edwin Hormozian, Deloitte & Touche LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP